Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in 000s)

	Pro Forma Combined		Historical Rovi
	Nine Months Ended September 30, 2010	Year Ended December 31, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Year Ended December 31, 2009	Year Ended December 31, 2008
Fixed Charges:
Interest expense	$32,532	$52,249	$32,391	$41,433	$52,028	$54,834
Interest portion of rent expense	4,697	7,051	4,031	4,389	5,852	4,455

Total fixed charges	$37,229	$59,300	$36,422	$45,822	$57,880	$59,289

Earnings:
Income from continuing operations before income taxes	$30,631	$(70,354)	$60,164	$(42,431)	$(20,126)	$(7,686)
Fixed charges	37,229	59,300	36,422	45,822	57,880	59,289
Less:
Equity (income) loss, net of dividends	(1,158)	(607)	(1,158)	(151)	(607)	(120)

Adjusted Earnings	$66,702	$(11,661)	$95,428	$3,240	$37,147	$51,483

Ratio of Earnings to Fixed Charges	1.8	NM (1)	2.6	0.1	0.6	0.9

Amount of deficiency (2)		$(70,961)		$(42,582)	$(20,733)	$(7,806)

(1)	Ratio is not meaningful (NM) as after adding back fixed charges the Company still has a loss.
(2)	A ratio calculation of less than 1x indicates earnings available for fixed charges were inadequate to cover total fixed charges.